By EDGAR

September 1, 2016

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:  Mr. William H. Thompson
      Accounting Branch Chief
      Office of Consumer Products

 Re:  Sempra Energy
      Form 10-K for Fiscal Year Ended December 31, 2015
      Filed February 26, 2016
      File No. 1-14201

Dear Mr. Thompson:

Following is the response of Sempra Energy (the "Company") to the comment on the above-referenced filing in your letter dated August 26, 2016.  For your convenience, we have repeated the comment in bold type above our response.

Exhibit 13.1

Sempra Energy Consolidated Statements of Operations

1. Reference is made to the "Equity earnings, before income tax" and "Equity earnings, net of income tax" line items. Please explain to us why you present your share of earnings from investments under the equity method in these two separate line items referencing authoritative literature that supports the presentation. In doing so, please explain how related income taxes at the investee and your investor level are presented in the consolidated statement of operations.
Response:  Rule 5-03(b)12 of Regulation S-X, Equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons, provides that "If justified by the circumstances, this item may be presented in a different position and a different manner." Consistent with our response to a similar staff comment in a letter dated May 18, 2007 regarding our Form 10-K for Fiscal Year Ended December 31, 2006, the distinction between the two types of equity earnings on the Company's statements of operations arises from the nature (domestic or foreign) of the taxable entity whose earnings are being reported, which results in a different treatment of taxes. The distinction also reflects how our share of the equity earnings of unconsolidated subsidiaries is allocated to us. The legal structures of our domestic equity method investments are pass-through entities for income tax purposes (e.g., partnerships), whereas the foreign entities in which we have equity method investments are corporations whose operations are taxable on a stand-alone basis in the countries in which they operate.  The Company may be subject to additional taxes related to these foreign investments, such as taxes on cash dividends or other cash distributions, which if incurred, are recorded in "Income tax expense" on the Consolidated Statements of Operations. As indicated by each line item, our equity earnings are recorded either before or after income tax. The different position of these earnings on our Consolidated Statements of Operations is intended to comply with Rule 5-03(b) of Regulation S-X by presenting items above or below the income tax line in a manner which does not distort the Company's effective tax rate. The earnings reported below "Income tax expense" are recorded net of tax, as noted in the footnote to the "Earnings (Losses) from Equity Method Investments" table in Note 4 to our Consolidated Financial Statements, Investments in Unconsolidated Entities, as follows: "(1) As the earnings (losses) from these investments are recorded net of tax, they are presented below the income tax expense line, so as not to impact our effective income tax rate." Taxes on the earnings reported on the "Equity earnings, before income tax" line item are included in "Income tax expense" on the Consolidated Statements of Operations. The earnings of all entities of each type of treatment are presented as a single amount and are combined on one line in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 323, paragraph 10-45-1.

In addition to the foregoing response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our response to your comment at any time. You may reach the undersigned at 619-696-4576 (jhouseholder@sempra.com) or Trevor Mihalik, Sempra Energy's Senior Vice President and Controller, at 619-696-4565 (tmihalik@sempra.com).

Sincerely,

/s/ Joseph A. Householder
Joseph A. Householder
Executive Vice President and
Chief Financial Officer

Cc:  Adam Phippen
        Staff Accountant
        Securities and Exchange Commission

        Debra L. Reed
        Chairman and Chief Executive Officer
        Sempra Energy

        Trevor I. Mihalik
        Senior Vice President, Controller and Chief Accounting Officer
        Sempra Energy

        James M. Spira
        Chief Corporate Counsel
        Sempra Energy

        Virginia S. Oliver
        Senior Director, Financial Reporting
        Sempra Energy